EXHIBIT (a)(1)(J)

FOR IMMEDIATE RELEASE

Infinity World Investments Commences $84 Per Share Tender Offer to Purchase up to 14.2 Million Shares of MGM MIRAGE Common Stock

Las Vegas, Nevada, August 27, 2007 - Infinity World Investments LLC, a wholly-owned subsidiary of Dubai World, announced today that it is commencing a cash tender offer to purchase up to 14.2 million shares of the outstanding common stock of MGM MIRAGE (NYSE: MGM). The tender offer is being made pursuant to previously announced definitive agreements between Dubai World and MGM MIRAGE dated August 21, 2007 in which the companies agreed to form a 50/50 joint venture, CityCenter Holdings LLC, and under which an affiliate of Dubai World will acquire a significant minority equity position in MGM MIRAGE. Upon the successful closing of the tender offer, participating MGM MIRAGE stockholders will receive $84.00 in cash for each share of MGM MIRAGE common stock tendered in the offer.

Infinity World Investments has filed with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO, together with an offer to purchase and letter of transmittal, setting forth in detail the terms of the tender offer. The tender offer will expire at 11:59 p.m., New York City time, on September 24, 2007, unless extended at the discretion of the offeror in accordance with the applicable rules and regulations of the SEC. All shares not accepted for payment due to an oversubscription will be returned to the stockholder or, in the case of tendered shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made.

MacKenzie Partners, Inc. is acting as the Information Agent and Mellon Investor Services LLC is serving as the Depositary in connection with the offer. For questions regarding this offer, you may call MacKenzie Partners collect at (212) 929-5500 or toll free at (800) 322-2885.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the offer to purchase and related letter of transmittal.

The offeror urges MGM MIRAGE stockholders to read the following tender offer documents when they become available because they will contain important information: the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal, and any amendments or supplements thereto.

These documents and amendments that have been filed with the SEC may be obtained free of charge at the SEC’s website www.sec.gov. Copies of each of these documents may also be obtained free of charge (when available) from MacKenzie Partners.

About Infinity World Investments LLC

Infinity World Investments LLC is a wholly-owned subsidiary of Dubai World. Dubai World is a major investment holding company with a portfolio of businesses that includes DP World, Jafza, Nakheel, Dubai Drydocks, Maritime City, Istithmar, Kerzner, One & Only, Atlantis, Barneys New York, Island Global Yachting, Limitless, Inchcape Shipping Services, Tejari, Technopark and Tamweel. The Dubai World Group has more than 50,000 employees in over 100 cities around the globe.

Dubai World’s iconic real estate projects include the Nakheel’s Palm developments and The World. The group also has extensive real estate investments in the US, the UK and South Africa, unique hospitality destinations in every corner of the world, and is a leading global port operator. In the last five years, Dubai World has developed 80,000 luxury residential villas and apartments and approximately three million square feet of retail space.

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For Questions on the Tender Process:

MacKenzie Partners

(212) 929-5500 or (800) 322-2885

For Media:

Christopher Mittendorf

Edelman

(212) 704-8134

christopher.mittendorf@edelman.com